UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Idenix Pharmaceuticals, Inc.

(Name of Subject Company)

Idenix Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Ronald C. Renaud, Jr.

President and Chief Executive Officer

Idenix Pharmaceuticals, Inc.

320 Bent Street

Cambridge, Massachusetts 02141

(617) 995-9800

With copies to:

Francis J. Aquila

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 20, 2014, relating to the tender offer by Imperial Blue Corporation, a Delaware corporation (“Merger Sub”), and Merck & Co., Inc., a New Jersey corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, for $24.50 per share, net to the seller in cash, without interest, less any required withholding of taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2014, as amended, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on June 20, 2014.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

I.	Item 4 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation—Background of the Offer and the Merger” is hereby amended by:

(1) Amending and restating the 21st paragraph thereof as follows:

“On May 13, 2014, the independent members of the Board held a meeting that was also attended by senior management and representatives from Centerview and Sullivan & Cromwell. Representatives from Sullivan & Cromwell reviewed with the Board its fiduciary duties under applicable law. Senior management provided an update on discussions that had occurred with representatives of Parent, Party A and Party B since the prior meeting of the independent members of the Board on May 1, 2014. Representatives from Centerview reviewed the financial terms of the three unsolicited proposals received from Parent, Party A and Party B and provided its preliminary financial analyses of the Company, including an overview of recent stock performance and other valuation considerations. Senior management and representatives from Centerview discussed with the independent members of the Board preliminary financial forecasts prepared by management. In connection with the discussion of the preliminary financial forecasts, the independent members of the Board also discussed value considerations related to Sovaldi, a product of Gilead Sciences, Inc., who is an adverse party to the Company in a number of litigation proceedings around the world related to patent and other matters related to Sovaldi and who we refer to as “Gilead”. The independent members of the Board and representatives of Centerview discussed precedent royalty rates that parties to patent litigation in the pharmaceutical industry had agreed to in connection with the settlement of such patent litigation. At various times and throughout these discussions the independent members of the Board asked various questions of senior management and representatives of each of Centerview and Sullivan & Cromwell. Following, and based on, the foregoing discussions, the independent members of the Board determined that the Company should continue exploring its strategic alternatives. The independent members of the Board also discussed with representatives of Sullivan & Cromwell the existence of any potential conflicts of interest of the Board, senior management or its advisors and determined there are no such conflicts. Representatives of Sullivan & Cromwell informed the Board that representatives of Centerview confirmed that Centerview had not, within the 2 prior years, been engaged to perform services for Parent, Party A, Party B or a company code-named Party C. The independent members of the Board then discussed whether parties in addition to Parent, Party A and Party B should be contacted to assess their interest in a potential transaction with the Company. The criteria the independent members of the Board used to select the parties to continue or initiate discussions with respect to a potential transaction were, among other things, a party’s financial capability to consummate a potential transaction, a party’s knowledge of the Company and HCV indications, including with respect to its own product candidates and potential interest in developing a HCV related product based on its product portfolio and the ability of a party to move quickly and efficiently in a process and to secure any required regulatory approvals. The independent members of the Board discussed with representatives of Centerview the parties who would potentially have an interest in the Company based on such parties’ clinical programs and understanding of HCV indications, whether such parties would have the financial capability to pursue a transaction with the Company and the ability to move quickly and efficiently in a process, and their ability to obtain regulatory approval. The independent members of the Board also discussed the importance of maintaining the confidentiality of a process involving the exploration of a potential transaction and the impact of a leak on the business of the Company, including its partners and employees. Following these discussions, the independent members of the Board determined the Company should continue discussions with Parent, Party A and Party B. In addition, following discussions with senior management and representatives of Centerview, the independent members of the Board determined that a company code-named Party C should also be contacted regarding its interest in a potential transaction based on its familiarity with the Company and its HCV programs. The independent members of the Board determined not to contact any other parties regarding its interest in a potential transaction, including Novartis AG, a current stockholder of the Company and who we refer to as “Novartis”. This determination was based on concerns about confidentiality, the need to avoid disruption of the Company’s operations and the unique characteristics of each of the four parties it had determined to continue discussions with or contact that made them the most logical potential acquirers of the Company. In particular, the independent members of the Board noted that Novartis has communicated that it did not have any strategic interest with respect to the Company. The independent members of the Board directed senior management and representatives of Centerview to contact each of Parent, Party A, Party B and Party C to inform them that the Company would make available certain confidential information regarding the Company for their review subject to their execution of a confidentiality and standstill agreement and authorized senior management, in the case of Parent, Party A and Party B, to continue discussions with each of the parties with respect to exploring a potential transaction. The independent members of the Board also determined that following execution of each of these confidentiality and standstill agreements, senior management should discuss the Board’s determination to explore strategic alternatives for the Company with Baupost, the Company’s largest stockholder.”

(2) Inserting the following sentence immediately after the 7th sentence of the 33rd paragraph thereof:

“The independent members of the Board and representatives of Centerview discussed precedent royalty rates that parties to patent litigation in the pharmaceutical industry had agreed to in connection with the settlement of such patent litigation.”

(3) Inserting the following sentence immediately after the 4th sentence of the 41st paragraph thereof:

“The members of the Board and representatives of Centerview discussed precedent royalty rates that parties to patent litigation in the pharmaceutical industry had agreed to in connection with the settlement of such patent litigation.”

II.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Public Comparables Analysis” is hereby amended by:

(4) Amending and restating the list immediately following the 1st paragraph thereof to insert a new column “Enterprise Value (in millions)” as follows:

Company	Enterprise Value (in millions)
Achillion Pharmaceuticals, Inc.	$135
Akebia Therapeutics, Inc.	444
Arrowhead Research Corporation	605
BioCryst Pharmaceuticals, Inc.	725
Chimerix, Inc.	608
Enanta Pharmaceuticals, Inc.	662
Esperion Therapeutics, Inc.	170
Genocea Biosciences, Inc.	299
Novavax, Inc.	783
Prothena Corporation plc	295
Sangamo BioSciences, Inc.	822
Versartis, Inc.	555

III.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Precedent Acquisitions Analysis” is hereby amended by:

(5) Amending and restating the first table thereof to insert a new column “Transaction Value (in millions, sum of offer value and net debt)” as follows:

Date Announced	Acquiror	Target	Transaction Value (in millions, sum of offer value and net debt)
04/24/13	OPKO Health, Inc.	PROLOR Biotech, Inc.	$453
04/23/12	AstraZeneca PLC	Ardea Biosciences, Inc.	1,050
01/26/12	Amgen Inc.	Micromet, Inc.	975
01/07/12	Bristol-Myers Squibb Company	Inhibitex, Inc.	2,480
11/21/11	Gilead Sciences, Inc.	Pharmasset, Inc.	11,014
09/07/10	Bristol-Myers Squibb Company	ZymoGenetics, Inc.	747
03/09/10	Abbott Laboratories	Facet Biotech Corporation	450
07/22/09	Bristol-Myers Squibb Company	Medarex, Inc.	2,090
05/21/09	Johnson & Johnson	Cougar Biotechnology, Inc.	920

(6) Amending and restating the 2nd paragraph thereof as follows:

“No company or transaction used in this analysis is identical or directly comparable to the Company or the transaction. These transactions above were selected, among other reasons, because their participants, size (clinical-stage transactions >$400 million in transaction value since 2009) and other factors, for purposes of Centerview’s analysis, may be considered similar to the transaction. Financial data for the selected transactions were based on publicly available information at the time of the announcement of the relevant transactions.”

IV.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended by:

(7) Amending and restating the 1st paragraph thereof as follows:

“Centerview performed a discounted cash flow analysis of the Company based on the Base Case, Low Case and High Case projections. The Company’s methodology for the Base Case, Low Case and High Case described below excludes projections of the Sovaldi royalty. Centerview calculated the forecasted fully-taxed unlevered free cash flows of the Company based on each of the Base Case, Low Case and High Case during the period beginning on June 30, 2014 and ending on December 31, 2030 and assumed that fully-taxed unlevered free cash flows would decline in perpetuity after December 31, 2030 at a rate of free cash flow decline of 40.0% – 80.0% year-over-year. The fully-taxed unlevered free cash flows were then discounted to present values using a midpoint range of discount rates from 12% to 14%. This range of discount rates was based on Centerview’s analysis of the Company’s weighted average cost of capital and was based on the list of companies in the Public Comparables Analysis described above. In performing its discounted cash flow analysis, Centerview adjusted for (i) federal net operating losses, estimated by the Company’s management to equal approximately $465.3 million as of June 30, 2014, plus the tax shields generated from future estimated losses, and (ii) cash balances, estimated by the Company’s management to equal approximately $161 million as of June 30, 2014. See “Item 8. Additional Information — Certain Company Forecasts”.”

V.	Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Other Considerations” is hereby amended by:

(8) Inserting the following sentence immediately after the last sentence of the third bullet in the list following the first paragraph thereof:

“This analysis is not included in other analyses as described above.”

ITEM 8.	ADDITIONAL INFORMATION.

VI.	Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended by:

(9) Inserting the following paragraphs after the last paragraph thereof:

“On July 24, 2014, the Company, the members of the Board, Parent and Merger Sub entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the above-captioned actions reflecting an agreement in principle to settle the actions based on the agreement to include certain additional disclosures relating to the Offer and the Merger in Amendment No. 6 to the Schedule 14D-9. The Company, the members of the Board, Parent and Merger Sub each have denied, and continue to deny, that they have committed, or aided and abetted the commission of, any breach of fiduciary duty or any law, or engaged in any of the wrongful acts alleged in such actions, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties. The defendants in the actions, to eliminate the burden, expense, distraction and uncertainties inherent in further litigation, and without admitting the validity of any allegation made in such actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in the MOU. The terms of the settlement reflected in the MOU are subject to customary conditions including completion of appropriate settlement documentation, court approval and consummation of the Offer and the Merger.

The MOU provides that all actions will be dismissed with prejudice as to all defendants. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the court, following notice to holders of Shares. There can be no assurance that the settlement will be finalized or that the court will approve the settlement.”

VII.	Item 8 of the Schedule 14D-9 under the heading “Certain Company Forecasts” is hereby amended by:

(10) Amending and restating the 2nd paragraph thereof as follows:

“The Company, which does not yet have any marketed products, does not, as a matter of course, make public long-term projections as to future revenues, earnings or other results due to the extreme uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s regular review of the Company’s strategic alternatives, including the Offer and the Merger, the Company’s senior management prepared prospective risk-adjusted forecasts for the Company (which reflect a peak share of 15%) by estimating future commercialization metrics with respect to the Company’s clinical-stage drug candidates — specifically, IDX-21437 and samatasvir (or IDX-719), herein referred to as the “Base Case”. IDX-21459, which is an early clinical-stage drug candidate, and other pre-clinical compounds were not considered in the forecasts provided by the senior management of the Company. The Company’s senior management based these prospective commercialization forecasts on certain proprietary assumptions about the launch timing, pricing, market growth, market share, competition, the commercial life of the drug candidates, and other relevant factors relating to the commercialization of each of the Company’s drug candidates. In addition, based on peak penetration sensitivity, senior management of the Company provided the Board and advisors with an upside sensitivity case based on these risk-adjusted financial forecasts (which reflect a peak share of 25%) and a downside sensitivity case based on these risk-adjusted financial forecasts (which reflect a peak share of 5%), herein referred to as the “High Case” and the “Low Case,” respectively, and, collectively with the Base Case, as the “Forecasts”.”

VIII.	Item 8 of the Schedule 14D-9 under the heading “Certain Company Forecasts—Forecasts” is hereby amended by:

(11) Amending and restating the 1st sentence of the 1st paragraph thereof as follows:

“The Forecasts provided by the Company’s senior management were based on risk-adjusted projections for the Company, which include long-term projections from the second half of 2014 through 2030 for IDX-21437, samatasvir (or IDX-719) and two separate incremental combination therapy scenarios.”

(12) Amending and restating the 2nd paragraph thereof as follows:

“The Forecasts are based upon certain financial, operating and commercial assumptions. With respect to IDX-21437 and samatasvir combination therapy, assumptions include:

•	U.S. base price rate of $70,000 per treatment and 25% gross-to-net ratio based on market information, such as current competitors’ gross-to-net ratios and competitive market pricing.

•	Assumed execution of an out-license deal for non-U.S. countries and receipt of upfront/milestones payments, cost share and royalty on non-U.S. sales.”

(13) Amending and restating the 3rd paragraph thereof as follows:

“The Company’s senior management considers both incremental combination therapies, incremental combination therapy A (i.e., combination therapy of IDX-21437, samatasvir and a third direct-acting antiviral agent) and incremental combination therapy B (i.e., combination of two nucleotide prodrugs), to be feasible. Incremental combination therapy A and incremental combination therapy B may be interdependent, depending on the components of the respective therapies. With respect to incremental combination therapy A and incremental combination therapy B, assumptions include:

•	Incremental combination therapy A and incremental combination therapy A and B to add 10% and 15% market share incrementally, respectively.”

(14) Amending and restating each of the three tables under the heading “Forecasts” following the 3rd paragraph thereof to insert new line items “Cost of Goods Sold”, “Gross Profit”, “Research & Development Costs”, “Sales & Marketing Costs” and “General & Administrative Costs” and related footnote “(†)” for each of the three tables as follows:

“(dollars in millions)

Base Case

Fiscal Year	2H 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue	—	$92	$55	$68	$172	$451	$774	$942	$983	$992	$970	$886	$780	$672	$634	$609	$592
Cost of Goods Sold	—	—	—	($4)	($35)	($93)	($154)	($188)	($195)	($196)	($192)	($175)	($154)	($133)	($126)	($122)	($118)
Gross Profit	—	$92	$55	$64	$137	$358	$620	$754	$788	$796	$778	$711	$626	$539	$508	$488	$474
Research & Development Costs	($71)	($137)	($71)	($24)	($15)	($9)	($8)	($8)	($8)	($8)	($8)	($8)	($9)	($9)	($9)	($9)	($9)
Sales & Marketing Costs	—	($5)	($13)	($33)	($33)	($30)	($28)	($28)	($29)	($29)	($30)	($30)	($31)	($31)	($32)	($32)	($33)
General & Administrative Costs	($25)	($52)	($50)	($52)	($55)	($61)	($67)	($70)	($71)	($72)	($72)	($71)	($70)	($70)	($70)	($71)	($72)
EBIT	($96)	($102)	($80)	($45)	$34	$258	$517	$648	$680	$687	$668	$601	$516	$430	$397	$375	$360
Free Cash Flow(†)	($94)	($98)	($75)	($40)	$39	$260	$511	$425	$449	$454	$442	$401	$346	$290	$268	$253	$243

High Case

Fiscal Year	2H 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue	—	$92	$55	$83	$276	$685	$1,157	$1,368	$1,420	$1,429	$1,396	$1,275	$1,122	$968	$913	$877	$852
Cost of Goods Sold	—	—	—	($6)	($56)	($141)	($230)	($271)	($280)	($282)	($275)	($251)	($221)	($191)	($181)	($174)	($170)
Gross Profit	—	$92	$55	$77	$219	$544	$928	$1,097	$1,140	$1,147	$1,121	$1,025	$902	$777	$732	$703	$683
Research & Development Costs	($71)	($137)	($71)	($24)	($15)	($9)	($8)	($8)	($8)	($8)	($8)	($8)	($9)	($9)	($9)	($9)	($9)
Sales & Marketing Costs	—	($5)	($13)	($33)	($33)	($30)	($28)	($28)	($29)	($29)	($30)	($30)	($31)	($31)	($32)	($32)	($33)
General & Administrative Costs	($25)	($52)	($50)	($52)	($57)	($65)	($74)	($78)	($79)	($79)	($79)	($77)	($76)	($74)	($75)	($76)	($76)
EBIT	($96)	($102)	($80)	($32)	$115	$440	$818	$983	$1,024	$1,031	$1,004	$909	$787	$663	$617	$586	$564
Free Cash Flow(†)	($94)	($98)	($75)	($28)	$118	$439	$607	$642	$672	$678	$661	$601	$523	$442	$411	$390	$376

Low Case

Fiscal Year	2H 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenue	—	$92	$55	$53	$68	$218	$391	$516	$545	$555	$543	$496	$437	$377	$355	$341	$332
Cost of Goods Sold	—	—	—	($1)	($14)	($46)	($79)	($104)	($110)	($111)	($109)	($99)	($87)	($75)	($71)	($69)	($67)
Gross Profit	—	$92	$55	$52	$54	$172	$312	$412	$436	$444	$435	$397	$350	$301	$284	$272	$265
Research & Development Costs	($71)	($137)	($71)	($24)	($15)	($9)	($8)	($8)	($8)	($8)	($8)	($8)	($9)	($9)	($9)	($9)	($9)
Sales & Marketing Costs	—	($5)	($13)	($33)	($33)	($30)	($28)	($28)	($29)	($29)	($30)	($30)	($31)	($31)	($32)	($32)	($33)
General & Administrative Costs	($25)	($52)	($50)	($52)	($53)	($57)	($60)	($63)	($64)	($65)	($65)	($65)	($65)	($65)	($65)	($66)	($67)
EBIT	($96)	($102)	($80)	($57)	($47)	$76	$216	$313	$335	$342	$331	$294	$246	$197	$178	$165	$156
Free Cash Flow(†)	($94)	($98)	($75)	($52)	($40)	$80	$220	$318	$310	$230	$224	$200	$169	$137	$125	$116	$110

(†)	Estimates of free cash flow using the projections and estimates included in the tables above were derived by taking EBIT and subtracting tax, capital expenditure and increases in working capital, and adding depreciation and amortization and stock-based compensation. These are the same free cash flow figures as those used by Centerview in its financial analysis.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

IDENIX PHARMACEUTICALS, INC.

Dated: July 24, 2014	By:	/s/ Ronald C. Renaud, Jr.
	Name:	Ronald C. Renaud, Jr.
	Title:	President and Chief Executive Officer (Principal Executive Officer)